Exhibit 99.1

Dentists’ Provident Selects Sapiens to Leverage Market Trends and Accelerate Digital Transformation

Sapiens DigitalSuite will refresh Dentists’ Provident digital customer and agent portals, and integrate with Sapiens CoreSuite

August 12, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Dentists’ Provident, a mutual organization and a leading provider of income protection insurance to dentists in the UK and Ireland, has decided to implement Sapiens DigitalSuite platform. The program will refresh Dentists’ Provident’s digital customer and agent portals and will accelerate its digital transformation. DigitalSuite provides a seamless integration to their underlying core policy administration platform.

A valued Sapiens client since 2016, Dentists’ Provident turned to Sapiens for help with a third-party administration platform, after their legacy platform failed to meet their needs and required a costly upgrade. They deployed Sapiens CoreSuite for Life & Pension as well as Sapiens CustomerConnect for Life & Pension to provide members and customers with an enhanced digital experience. Their latest upgrade will further accelerate their digital transformation and enable them to realize significant business benefits.

“Upgrading to the new Sapiens DigitalSuite technology enables us to have a more natural, streamlined compatibility with Sapiens CoreSuite for Life & Pension. It provides us the platform to ensure that we best serve our members and provide the best user experience,” said Matt Payne, Dentists’ Provident’s CIO. “Sapiens’ digital capabilities and roadmap enable us to meet our business goals and ensure we are prepared for the future. Sapiens’ innovative ecosystem provides us with the technology refresh to grow our business, enhance existing services and add new ones.”

“We are delighted to further strengthen our collaboration with Dentists’ Provident and to accelerate the organization’s market position and online user experience for members and intermediaries,” said Roni Al-Dor, Sapiens’ president and CEO. “We are pleased to partner with Dentists’ Provident on this endeavor that will enable them to achieve significant competitive advantage and leverage the strong proven capabilities of Sapiens, in integrating our core offerings with our new flexible digital enhancements, in a cost efficient manner.”

Sapiens DigitalSuite is a flexible, component-based platform that allows insurers to simply achieve their goals and tailor their digital solutions to their needs, no matter where they are in their digital transformation process.

About Dentists’ Provident

Dentists’ Provident is a leading provider of income protection insurance for dental professionals. Since 1908 our sole objective has been helping our members and planholders achieve financial security during periods of illness or injury.. For more information:  www.dentistsprovident.co.uk.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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